

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Joseph Moscato
President and Chief Executive Officer
GENEREX BIOTECHNOLOGY CORP
10102 USA Today Way
Miramar, FL 33025

> **Re: GENEREX BIOTECHNOLOGY CORP**
> **Form 10-K for the Fiscal Year Ended July 31, 2019**
> **Filed November 12, 2019**
> **File No. 000-25169**

Dear Mr. Moscato:

We have reviewed your Form 10-K/A filed June 10, 2020 in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

Form 10-K/A for the Fiscal Year Ended July 31, 2019

Item 9A. Controls and Procedures, page 3

1. Please amend the 10-K to revise Management's Report on Internal Control over Financial Reporting to specifically state whether or not the internal control over financial reporting was effective as of July 31, 2019. Your current disclosure refers to disclosure controls and procedures, which is separately assessed under "Evaluation of Disclosure Controls and Procedures". Include updated management certifications as required.

You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences